Press Release
CAE reports first quarter fiscal 2019 results and 11% dividend increase

•	Revenue of $722.0 million up 10% vs. $656.2 million in prior year

•	EPS of $0.26 up 18% vs. $0.22 in prior year

•	Order intake of $689.0 million for $8.0 billion backlog(1)

•	Board of Directors approves 11% quarterly dividend increase from $0.09 to $0.10 per share

•	Current and comparative results on IFRS 15 basis

Montreal, Canada, August 14, 2018 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $722.0 million for the first quarter of fiscal year 2019, compared with $656.2 million in the first quarter last year. First quarter net income attributable to equity holders was $69.4 million ($0.26 per share) compared to $59.6 million ($0.22 per share) last year.

First quarter operating profit was $98.5 million (13.6% of revenue) compared with $91.3 million (13.9% of revenue) in the first quarter of last year. All financial information is in Canadian dollars unless otherwise indicated.

“CAE’s performance in the first quarter was led by Civil, which demonstrated double-digit growth and strong customer demand for CAE's innovative training solutions,” said Marc Parent, CAE’s President and Chief Executive Officer. “We are making significant inroads with our training strategy, as evidenced by 26 civil full-flight simulator sales year-to-date and a series of recent, long-term airline training partnerships we have announced, including Singapore Airlines, Avianca Airlines, Jetstar Japan and Asiana Airlines. In Defence, we are also making good progress with the acquisition of Alpha-Omega Change Engineering, which, together with our new Proxy structure, expands our position in the US defence market by enabling us to pursue higher-level security programs. As we look to the remainder of the fiscal year, our expectations for CAE’s annual growth outlook remain unchanged. In keeping with our capital allocation priorities, and underscoring our positive long-term view, I am pleased to announce that CAE’s Board of Directors has approved a one cent or 11% increase to CAE’s quarterly dividend, which becomes 10 cents per share, effective September 28, 2018. This represents CAE’s eighth consecutive dividend increase in as many years.”

Summary of consolidated results
(amounts in millions, except per share amounts)		Q1-2019	Q1-2018	Variance %
			Restated*
Revenue		$722.0	$656.2	10%
Total segment operating income(2)		$98.5	$91.3	8%
Operating profit(3)		$98.5	$91.3	8%
As a % of revenue	%	13.6%	13.9
Net income		$71.6	$61.2	17%
Net income attributable to equity holders
of the Company		$69.4	$59.6	16%
Earnings per share (EPS)		$0.26	$0.22	18%
Total backlog		$8,046.3	$7,590.0	6%
* Financial results reported were restated to reflect the accounting changes required by IFRS 15.

Civil Aviation Training Solutions (Civil)
First quarter Civil revenue was $430.9 million, up 16% compared to the same quarter last year, and segment operating income was $78.3 million (18.2% of revenue), up 14% compared to the first quarter last year. First quarter Civil training centre utilization(4) was 80%.

During the quarter, Civil signed training solutions contracts valued at $499.3 million, plus additional contracts involving joint ventures, including an exclusive long-term pilot training agreement with Asiana Airlines which involves the adoption of the CAE RiseTM training system. CAE RiseTM is a digital innovation that allows instructors to deliver standardized training in accordance with airline Standard Operating Procedures and enables the objective assessment of pilot competencies using live data during training sessions, and through deep analytical insights. In addition, Civil signed a new agreement to create a pilot training joint venture in Colombia with Avianca Airlines and entered exclusive long-term training contracts with Volaris and OJets. Civil sold 18 full-flight simulators (FFSs) during the quarter to customers in all regions. Since the end of the quarter, Civil has signed eight FFS sales, for 26 year-to-date, and it commenced operations of the Singapore CAE Flight Training Pte. Ltd. joint venture for pilot training.

The Civil book-to-sales(1) ratio, not including orders won by joint ventures, was 1.16x for the quarter and 1.45x for the last 12 months. The Civil backlog at the end of the quarter was $4.1 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU and FFSs deployed)		Q1-2019	Q1-2018	Variance %
			Restated
Revenue		$430.9	$371.6	16%
Segment operating income		$78.3	$68.9	14%
Operating margins	%	18.2%	18.5
Total backlog		$4,148.2	$3,424.4	21%
SEU(5)		213	209	2%
FFSs deployed		260	269	(3%)

Defence and Security (Defence)
First quarter Defence revenue was $268.3 million, up 3% compared to the same quarter last year and segment operating income was $21.5 million (8.0% of revenue), down 10% compared to the first quarter last year.

During the quarter, Defence booked orders for $166.9 million. Notable wins include a contract from the U.S. Navy to provide instruction at five Naval Air Stations to support primary, intermediate and advanced pilot training. As well, Defence was awarded contracts involving training for the Brunei Ministry of Defence's S-70i Black Hawk simulator, upgrades on German Air Force Tornado simulators, and support solutions for the Royal Canadian Air Force's CF-18 aircraft. Since the end of the quarter, Defence acquired Alpha-Omega Change Engineering (AOCE) to enhance CAE USA’s core capabilities as a training systems integrator (TSI), grow its position on enduring platforms such as fighter aircraft, and expand the ability for CAE USA to pursue higher-level security programs in the United States. As well, Defence was awarded a contract of over $50 million, including options, to provide the Royal New Zealand Air Force with CAE’s new 700MR Series flight training device for the NH90 helicopter. The contract also includes the provision of long-term maintenance and support services upon delivery of the simulator in 2020.

The Defence book-to-sales ratio was 0.62x for the quarter and 1.20x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $3.9 billion.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q1-2019	Q1-2018	Variance %
			Restated
Revenue		$268.3	$260.7	3%
Segment operating income		$21.5	$24.0	(10%)
Operating margins	%	8.0%	9.2
Total backlog		$3,898.1	$4,165.6	(6%)

Healthcare

First quarter Healthcare revenue was $22.8 million compared to $23.9 million in the same quarter last year, and first quarter segment operating loss was $1.3 million, compared to a loss of $1.6 million in the first quarter last year.

Healthcare launched the CAE Ares emergency care manikin during the quarter, which is designed to meet the life support training requirements of emergency care providers worldwide. As well, Healthcare, together with the American Society of Anesthesiologists (ASA) launched the Anastesia SimSTAT - Appendectomy module, the latest in a series of interactive screen-based modules approved for Maintenance of Certification in Anesthesiology credits.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q1-2019	Q1-2018	Variance %
			Restated
Revenue		$22.8	$23.9	(5%)
Segment operating income (loss)		$(1.3)	$(1.6)	19%
Operating margins	%	—%	—

Additional financial highlights
Free cash flow(6) from continuing operations was negative $85.8 million for the quarter compared to negative $37.9 million in the first quarter last year. The decrease in free cash flow results mainly from a higher investment in non-cash working capital. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tends to see a portion of these investments reverse in the second half.

Income taxes this quarter were $10.9 million, representing an effective tax rate of 13%, compared to 16% for the first quarter last year. The tax rate this quarter was lower due to the impacts of tax audits in Canada, partially offset by a change in the mix of income from various jurisdictions. Excluding the effect of these tax audits, the income tax rate would have been 19% this quarter.

Growth and maintenance capital expenditures(7) totaled $53.1 million this quarter.

Net debt(8) at the end of the quarter was $811.5 million for a net debt-to-total capital ratio(9) of 26.0%. This compares to net debt of $649.4 million and a net debt-to-total capital ratio of 22.0% at the end of the preceding quarter.

Return on capital employed(10) was 14.6% compared to 10.7% last year. Excluding the impacts of fiscal 2018 income tax recovery related to the U.S. tax reform and net gains on strategic transactions relating to our Asian joint-ventures, ROCE would have been 12.6% this quarter.

CAE's Board of Directors has approved an 11% increase to CAE's quarterly dividend, which becomes 10 cents per share, payable September 28, 2018 to shareholders of record at the close of business on September 14, 2018.

During the three months ended June 30, 2018, CAE repurchased and cancelled a total of 267,100 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $24.42 per common share, for a total consideration of $6.5 million.

Management outlook for growth in fiscal 2019 unchanged (IFRS 15 adjusted basis)
CAE’s core markets benefit from secular growth and the Company expects to exceed underlying market growth in fiscal year 2019. In Civil, the Company expects to continue generating low double-digit percentage operating income growth as current momentum for its innovative training solutions translates into market share gains and new training customer partnerships. As well, Civil expects to maintain its leadership position in FFS sales. In Defence, the Company continues to expect mid to high single-digit percentage operating income growth as it delivers from backlog and continues to win opportunities from a large pipeline. CAE expects Healthcare to resume double-digit growth this year with its broader market reach, expanded offering, and the continued launch of innovative products. The Company expects revenue and profit to be weighted to the second half of the fiscal year, owing to the impact of the adoption of IFRS 15 as it relates to simulator product deliveries, and a five-week work disruption which preceded the successful negotiation of a new collective agreement of a four-year term and one year option with CAE’s manufacturing employees in Canada. The Company is currently working to accelerate production to mitigate the impact of this action. CAE continues to prioritize measured and profitable growth investments, and commensurate with the current increased scale and a higher level of opportunity for market-led investments offering accretive returns and free cash flows, it expects total capital expenditures to be approximately $200 million in fiscal 2019. The deployment of growth capital will continue to be driven by and supportive of growing customer training outsourcings. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2018 MD&A.

IFRS 15 - Revenue from Contracts with Customers
Effective April 1, 2018, CAE adopted IFRS 15 - Revenue from Contracts with Customers, which changes the way the Company recognizes revenue for certain of its customer contracts. The main impact of IFRS 15 to CAE is the timing of revenue recognized for certain training devices that were previously accounted for using the percentage-of-completion method that no longer meet the requirements for revenue recognition over time. Revenue for these training devices are instead recognized upon completion. While this change impacts the timing of contract revenue and profit recognition, there are no change to cash flows from the contract. The financial results reported in the press release for the fiscal year ended March 31, 2018 have been restated to reflect the accounting changes required by IFRS 15 as the Company adopted the standard retrospectively this fiscal year. For more detailed information, including the impact on CAE’s fiscal 2018 results, refer to Note 2 of the interim consolidated financial statements for the quarter ended June 30, 2018.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended June 30, 2018 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2019
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:30 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 9,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2019 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements are typically identified by future or conditional verbs such as anticipate, believe, expect, and may. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this press release describe our expectations as of August 14, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 14, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2019 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2019 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and moderately rising interest rates in fiscal 2019; a sustained level of competition in civil, defence & healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to factors including: maintenance of CAE’s market share in civil simulator sales in the face of price competition and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on August 14, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2019 financial guidance, are set out in CAE’s MD&A for the year ended March 31, 2018 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2018 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2019 outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-

GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options.

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments.

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (IDIQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(2) Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(3) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(4) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
(5) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(6) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(7) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(8) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(9) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(10) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

	June 30	March 31	April 1
(amounts in millions of Canadian dollars)	2018	2018	2017
		Restated	Restated
Assets
Cash and cash equivalents	$500.1	$611.5	$504.7
Accounts receivable	474.1	452.0	450.1
Contract assets	467.5	439.7	348.5
Inventories	545.7	516.1	549.0
Prepayments	51.3	50.0	63.8
Income taxes recoverable	52.4	40.7	25.6
Derivative financial assets	16.9	13.3	23.4
Total current assets	$2,108.0	$2,123.3	$1,965.1
Property, plant and equipment	1,818.9	1,803.9	1,582.6
Intangible assets	1,050.8	1,055.6	944.0
Investment in equity accounted investees	252.2	242.7	375.8
Deferred tax assets	58.0	61.2	42.9
Derivative financial assets	10.3	11.5	16.0
Other assets	492.7	482.0	471.3
Total assets	$5,790.9	$5,780.2	$5,397.7

Liabilities and equity
Accounts payable and accrued liabilities	$654.8	$666.9	$686.1
Provisions	28.7	32.1	43.2
Income taxes payable	14.1	15.3	9.6
Deferred revenue	10.7	10.0	11.4
Contract liabilities	641.6	679.5	593.4
Current portion of long-term debt	119.2	52.2	51.9
Derivative financial liabilities	19.7	18.1	15.5
Total current liabilities	$1,488.8	$1,474.1	$1,411.1
Provisions	38.6	39.5	39.1
Long-term debt	1,192.4	1,208.7	1,203.5
Royalty obligations	144.4	140.8	138.5
Employee benefits obligations	198.6	200.6	157.7
Deferred gains and other liabilities	214.7	229.9	217.8
Deferred tax liabilities	193.4	184.7	213.0
Derivative financial liabilities	4.4	4.4	4.7
Total liabilities	$3,475.3	$3,482.7	$3,385.4
Equity
Share capital	$639.1	$633.2	$615.4
Contributed surplus	24.7	21.3	19.4
Accumulated other comprehensive income	222.0	260.3	191.1
Retained earnings	1,356.8	1,314.3	1,126.2
Equity attributable to equity holders of the Company	$2,242.6	$2,229.1	$1,952.1
Non-controlling interests	73.0	68.4	60.2
Total equity	$2,315.6	$2,297.5	$2,012.3
Total liabilities and equity	$5,790.9	$5,780.2	$5,397.7

Consolidated Income Statement

Three months ended June 30	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2018	2017
		Restated

Revenue	$722.0	$656.2
Cost of sales	503.3	452.5
Gross profit	$218.7	$203.7
Research and development expenses	31.3	32.3
Selling, general and administrative expenses	102.7	94.8
Other (gains) losses – net	(5.2)	0.3
After tax share in profit of equity accounted investees	(8.6)	(15.0)
Operating profit	$98.5	$91.3
Finance expense – net	16.0	18.2
Earnings before income taxes	$82.5	$73.1
Income tax expense	10.9	11.9
Net income	$71.6	$61.2
Attributable to:
Equity holders of the Company	$69.4	$59.6
Non-controlling interests	2.2	1.6
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.26	$0.22

Consolidated Statement of Comprehensive Income

Three months ended June 30	Three months ended June 30
(amounts in millions of Canadian dollars)	2018	2017
		Restated

Net income	$71.6	$61.2
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(20.8)	$(8.8)
Reclassification to income of foreign currency differences	(3.3)	(0.7)
Net (loss) gain on cash flow hedges	(8.4)	7.7
Reclassification to income of gains on cash flow hedges	2.4	1.2
Net (loss) gain on hedges of net investment in foreign operations	(9.7)	12.2
Income taxes	3.9	(1.1)
	$(35.9)	$10.5
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$4.2	$(27.2)
Income taxes	(1.1)	7.2
	$3.1	$(20.0)
Other comprehensive loss	$(32.8)	$(9.5)
Total comprehensive income	$38.8	$51.7
Attributable to:
Equity holders of the Company	$34.2	$51.2
Non-controlling interests	4.6	0.5

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
Three months ended June 30, 2018	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (restated)	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$69.4	$69.4	$2.2	$71.6
Other comprehensive (loss) income	—	—	—	(38.3)	3.1	(35.2)	2.4	(32.8)
Total comprehensive (loss) income	—	$—	$—	$(38.3)	$72.5	$34.2	$4.6	$38.8
Stock options exercised	313,350	5.5	(0.7)	—	—	4.8	—	4.8
Optional cash purchase of shares	647	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(267,100)	(0.6)	—	—	(5.9)	(6.5)	—	(6.5)
Share-based compensation expense	—	—	4.1	—	—	4.1	—	4.1
Stock dividends	35,566	1.0	—	—	(1.0)	—	—	—
Cash dividends	—	—	—	—	(23.1)	(23.1)	—	(23.1)
Balances, end of period	267,820,993	$639.1	$24.7	$222.0	$1,356.8	$2,242.6	$73.0	$2,315.6
	Attributable to equity holders of the Company
Three months ended June 30, 2017	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (restated)	268,397,224	$615.4	$19.4	$191.1	$1,126.2	$1,952.1	$60.2	$2,012.3
Net income	—	$—	$—	$—	$59.6	$59.6	$1.6	$61.2
Other comprehensive income (loss)	—	—	—	11.6	(20.0)	(8.4)	(1.1)	(9.5)
Total comprehensive income (loss)	—	$—	$—	$11.6	$39.6	$51.2	$0.5	$51.7
Stock options exercised	745,050	11.2	(1.8)	—	—	9.4	—	9.4
Optional cash purchase of shares	647	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(123,300)	(0.3)	—	—	(2.4)	(2.7)	—	(2.7)
Share-based compensation expense	—	—	3.2	—	—	3.2	—	3.2
Stock dividends	23,214	0.5	—	—	(0.5)	—	—	—
Cash dividends	—	—	—	—	(21.0)	(21.0)	—	(21.0)
Balances, end of period (restated)	269,042,835	$626.8	$20.8	$202.7	$1,141.9	$1,992.2	$60.7	$2,052.9

Consolidated Statement of Cash Flows

Three months ended June 30
(amounts in millions of Canadian dollars)	2018	2017
		Restated
Operating activities
Net income	$71.6	$61.2
Adjustments for:
Depreciation of property, plant and equipment	30.7	31.2
Amortization of intangible and other assets	18.1	22.4
After tax share in profit of equity accounted investees	(8.6)	(15.0)
Deferred income taxes	12.4	(3.5)
Investment tax credits	(2.7)	(3.1)
Share-based compensation	(5.1)	(1.3)
Defined benefit pension plans	3.0	2.6
Amortization of other non-current liabilities	(7.7)	(12.4)
Derivative financial assets and liabilities – net	(1.5)	(6.4)
Other	7.0	6.2
Changes in non-cash working capital	(147.8)	(101.1)
Net cash used in operating activities	$(30.6)	$(19.2)
Investing activities
Capital expenditures for property, plant and equipment	(53.1)	(49.1)
Proceeds from disposal of property, plant and equipment	2.3	5.1
Additions to intangibles	(18.0)	(11.1)
Net payments to equity accounted investees	(6.1)	—
Dividends received from equity accounted investees	—	17.1
Net cash used in investing activities	$(74.9)	$(38.0)
Financing activities
Proceeds from long-term debt	66.9	8.7
Repayment of long-term debt	(39.0)	(7.4)
Repayment of finance lease	(2.7)	(3.6)
Dividends paid	(23.1)	(21.0)
Issuance of common shares	4.8	9.4
Repurchase of common shares	(6.5)	(2.7)
Other	(0.2)	(0.4)
Net cash provided by (used in) financing activities	$0.2	$(17.0)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(6.1)	$1.4
Net decrease in cash and cash equivalents	$(111.4)	$(72.8)
Cash and cash equivalents, beginning of period	611.5	504.7
Cash and cash equivalents, end of period	$500.1	$431.9
Supplemental information:
Interest paid	$7.6	$7.8
Interest received	4.1	3.4
Income taxes paid	11.5	7.0